               CENTRAL OHIO COAL COMPANY
           QUARTERLY REPORT PER REQUIREMENTS
        OF HOLDING COMPANY ACT RELEASE NO. 22770
     BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995


                        CONTENTS

                                                                   Page
     Statements of Income                                             1

     Balance Sheets                                                 2-3

     Statements of Retained Earnings                                  4

     Statements of Cost of Commercial Coal Sold and Shipped           5

     Analysis of Operating Reserves and Regulatory Liabilities
       and Deferred Credits                                           6

     Information Concerning Capital Improvements                      7

     Analysis of Mining Plant in Service                              8

     Information Concerning Operations                                9

     Statements of Cost of Operation                                 10

     Schedule of Changes in Coal Inventory                           11

     Construction Expenditure Budget - 1996                          12

     Summary of Allowed Cost-of-Capital Billing Adder    Exhibit A: 1-3

                         CENTRAL OHIO COAL COMPANY
                           STATEMENTS OF INCOME
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                                                Three
                                                                                Months
                                                  Month Ended                   Ended
                                    October 31,  November 30,  December 31,  December 31,
                                       1995          1995          1995          1995
                                                    (in thousands)
OPERATING REVENUES -
  Sales to Parent . . . . . . . .     $3,877        $2,775        $2,591        $9,243

COST OF OPERATION (including
  Depreciation, Depletion and
  Amortization of Mining Plant of
  $368,000 in October and $326,000
  in November and $368,000
  in December). . . . . . . . . .      3,681         2,628         2,214         8,523

OPERATING INCOME. . . . . . . . .        196           147           377           720

NONOPERATING INCOME . . . . . . .        118           170            78           366

INCOME BEFORE INTEREST CHARGES. .        314           317           455         1,086

INTEREST CHARGES -
  to Parent Company . . . . . . .          4             5             5             4

INCOME BEFORE FEDERAL
  INCOME TAXES. . . . . . . . . .        310           312           450         1,072

FEDERAL INCOME TAX EXPENSE. . . .         88            91           229           408

NET INCOME. . . . . . . . . . . .     $  222        $  221        $  221        $  664

The common stock of the Company is
wholly owned by Ohio Power Company.

                         CENTRAL OHIO COAL COMPANY
                              BALANCE SHEETS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                October 31,  November 30,  December 31,
                                                   1995          1995          1995
                                                            (in thousands)
ASSETS
MINING PLANT:
  Mining Plant in Service . . . . . . . . . . . . $75,808       $75,636       $74,891
  Construction Work in Progress . . . . . . . . .      54            56             2
         Total Mining Plant . . . . . . . . . . .  75,862        75,692        74,893
  Accumulated Depreciation and Amortization . . .  49,678        49,057        48,885

         NET MINING PLANT . . . . . . . . . . . .  26,184        26,635        26,008

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .   9,750        11,752        12,697
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .     385            69           390
    Affiliated Companies. . . . . . . . . . . . .   1,824           791         1,746
  Coal. . . . . . . . . . . . . . . . . . . . . .     503           363           234
  Materials and Supplies. . . . . . . . . . . . .  12,678        12,553         9,237
  Other . . . . . . . . . . . . . . . . . . . . .   1,676         1,364         1,082

         TOTAL CURRENT ASSETS . . . . . . . . . .  26,816        26,892        25,386

DEFERRED INCOME TAXES . . . . . . . . . . . . . .  16,478        16,449        15,896

REGULATORY ASSETS . . . . . . . . . . . . . . . .   3,311         3,236         2,758

DEFERRED CHARGES. . . . . . . . . . . . . . . . .     328           255           360

           TOTAL. . . . . . . . . . . . . . . . . $73,117       $73,467       $70,408

                         CENTRAL OHIO COAL COMPANY
                              BALANCE SHEETS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                October 31,  November 30,  December 31,
                                                   1995          1995         1995
                                                            (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $100:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares . . . . . . . . . $ 6,900      $ 6,900       $ 6,900
  Paid-in Capital . . . . . . . . . . . . . . . .  13,069       13,069        13,069
  Retained Earnings . . . . . . . . . . . . . . .     222          443          -

         TOTAL SHAREHOLDER'S EQUITY . . . . . . .  20,191       20,412        19,969

LONG-TERM DEBT:
  Finance Obligation. . . . . . . . . . . . . . .     407          398           390
  Advances from Parent Company. . . . . . . . . .   1,500        1,500         1,500

         TOTAL LONG-TERM DEBT . . . . . . . . . .   1,907        1,898         1,890

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . .   6,100        8,831         8,965
  Operating Reserves. . . . . . . . . . . . . . .  21,867       22,885        20,588

         TOTAL OTHER NONCURRENT LIABILITIES . . .  27,967       31,716        29,553

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . .     104          104           104
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . .     831          813           803
    Affiliated Companies. . . . . . . . . . . . .     435          452           420
  Taxes Accrued . . . . . . . . . . . . . . . . .     567          564          -
  Accrued Reclamation Costs . . . . . . . . . . .   2,035        2,027         4,496
  Accrued Vacation Pay. . . . . . . . . . . . . .     821          776           647
  Workers' Compensation Claims. . . . . . . . . .   1,304        1,305         1,290
  Obligations Under Capital Leases. . . . . . . .   5,713        3,766         3,379
  Other . . . . . . . . . . . . . . . . . . . . .   1,548        1,695         1,759

         TOTAL CURRENT LIABILITIES. . . . . . . .  13,358       11,502        12,898

REGULATORY LIABILITIES AND DEFERRED CREDITS . . .   9,694        7,939         6,098

           TOTAL. . . . . . . . . . . . . . . . . $73,117      $73,467       $70,408

                         CENTRAL OHIO COAL COMPANY
                      STATEMENTS OF RETAINED EARNINGS
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                (UNAUDITED)
                                                                                Three
                                                                                Months
                                                  Month Ended                   Ended
                                    October 31,  November 30,  December 31,  December 31,
                                       1995          1995          1995         1995
                                                    (in thousands)
BALANCE AT BEGINNING OF PERIOD. .      $ -           $222          $443         $ -

NET INCOME. . . . . . . . . . . .       222           221           221          664

CASH DIVIDENDS DECLARED . . . . .       -              -            664          664

BALANCE AT END OF PERIOD. . . . .      $222          $443          $ -          $ -

                    CENTRAL OHIO COAL COMPANY
      STATEMENTS OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
        BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                                                        October       November     December
                                                                          1995          1995         1995
                                                                          (in thousands, except as noted)
I.     Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Month:
            Common Stock. . . . . . . . . . . . . . . . . . . . . . . . $  6,900      $  6,900     $  6,900
            Paid-in Capital (excluding item D and item G) . . . . . . .      450           450          450
                                                                           7,350         7,350        7,350
       B. Rate of Return Allowable per HCAR No. 22770:
            14.34% per annum, 1.195% per month. . . . . . . . . . . . .   .01195        .01195      .01195

       C. Earnings Allowable: (re investment in item A)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     88      $     88     $     88

            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    880      $    968     $  1,056

       D. Equity Investment - January 1983 (Preparation Plant). . . . . $  6,431      $  6,431     $  6,431

       E. Rate of Return Allowable per HCAR No. 22770:
            13.01% per annum, 1.0842% per month . . . . . . . . . . . .  .010842       .010842      .010842

       F. Earnings Allowable: (re investment in item D)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     70      $     70     $     70

            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    700      $    770     $    840

       G. Equity Investment - January 1983 (Other Assets) . . . . . . . $  6,188      $  6,188     $  6,188

       H. Rate of Return Allowable per HCAR No. 22770:
            12.37% per annum, 1.0308% per month . . . . . . . . . . . .  .010308       .010308      .010308

       I. Earnings Allowable: (re investment in item G)
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $     64      $     63     $     63

            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $    634      $    697     $    760

       J. Total Earnings Allowable:
            1. Current Month (C.1. + F.1. + I.1.) . . . . . . . . . . . $    222      $    221     $    221

            2. Year-to-Date (C.2. + F.2. + I.2.). . . . . . . . . . . . $  2,214      $  2,435     $  2,656

       K. Net Income per Statements of Income . . . . . . . . . . . . . $    222      $    221     $    221
            Add: Interest Charges . . . . . . . . . . . . . . . . . . .        4             5            5
            Less: Nonoperating Income . . . . . . . . . . . . . . . . .      118           170           78

       L. Applied Cost-of-Capital Billing Adder:
            1. Current Month. . . . . . . . . . . . . . . . . . . . . . $    108      $     56     $    148

            2. Year-to-Date . . . . . . . . . . . . . . . . . . . . . . $  1,200      $  1,256     $  1,404

II.    Monthly Billing Calculation:
       A. Total Operating Expenses (a). . . . . . . . . . . . . . . . . $  3,769      $  2,719     $  2,443

       B. Add: Monthly Cost-of-Capital Billing
            Adder as Applied per L. 1. of Section I . . . . . . . . . .      108            56          148

       C. Cost Applicable to Current Month Coal Billings (b). . . . . . $  3,877      $  2,775     $  2,591

       D. Coal Sold and Shipped in Current Month (in tons)(b) . . . . .   60,253        67,233       83,153

       E. Average Price per Ton (in dollars) (C/D)(b) . . . . . . . . .   $64.35        $41.28       $31.15

(a) As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
(b) Sales were to the Parent Company - Ohio Power Company for the Muskingum River Plant.
/TABLE

                         CENTRAL OHIO COAL COMPANY
ANALYSIS OF OPERATING RESERVES AND REGULATORY LIABILITIES AND DEFERRED CREDITS
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                                October 31,  November 30,  December 31,
                                                    1995         1995          1995
                                                            (in thousands)

Operating Reserves:
  Accrued Pensions. . . . . . . . . . . . . . . .  $   893      $   896       $   899
  Accrued Postretirement Benefits
    Other Than Pensions . . . . . . . . . . . . .    9,495        9,747         9,999
  Accrued Reclamation Costs . . . . . . . . . . .    8,265        8,625         5,647
  Workers' Compensation . . . . . . . . . . . . .      708          683           681
  Postemployment Benefits . . . . . . . . . . . .      363          363           363
  Accrued Rent. . . . . . . . . . . . . . . . . .    2,143        2,571         2,999

      Total Operating Reserves. . . . . . . . . .  $21,867      $22,885       $20,588

Deferred Credits:
  Gain on Sale and Leaseback of Plant . . . . . .   $6,374       $6,235        $6,097
  Mining Cost Normalization . . . . . . . . . . .    3,306        1,563          -
  Other . . . . . . . . . . . . . . . . . . . . .       14          141             1

     Total Regulatory Liabilities and
      Deferred Credits. . . . . . . . . . . . . .   $9,694       $7,939        $6,098

                    CENTRAL OHIO COAL COMPANY
           INFORMATION CONCERNING CAPITAL IMPROVEMENTS
             FOR THE QUARTER ENDED DECEMBER 31, 1995

     There were no significant changes with regard to the Company's mining plant during the quarter.

                         CENTRAL OHIO COAL COMPANY
                    ANALYSIS OF MINING PLANT IN SERVICE
                  AND RELATED ACCUMULATED PROVISIONS FOR
                       DEPRECIATION AND AMORTIZATION
           BY MONTH-END, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                  October 31, 1995                  November 30, 1995                 December 31, 1995
                                                    Net                              Net                              Net
                            Gross    Accumulated  Carrying   Gross    Accumulated  Carrying   Gross    Accumulated  Carrying
                            Cost      Provisions   Amount    Cost      Provisions   Amount    Cost      Provisions   Amount
                                                                     (in thousands)
          Description
Surface Lands. . . . . . .  $   324     $  -       $   324   $   324     $  -        $   324  $   324     $  -       $   324

Mining Structures
  and Equipment. . . . . .   64,610      47,597     17,013    64,611      46,971      17,640   64,082      46,794     17,288

Coal Interests
  (net of depletion) . . .    8,582        -         8,582     8,409        -          8,409    8,193        -         8,193

Mine Development Costs . .    2,292       2,081        211     2,292       2,086         206    2,292       2,091        201

    Total Mining Plant in
      Service. . . . . . .  $75,808     $49,678    $26,130   $75,636     $49,057     $26,579  $74,891     $48,885    $26,006

                    CENTRAL OHIO COAL COMPANY
                INFORMATION CONCERNING OPERATIONS
             FOR THE QUARTER ENDED DECEMBER 31, 1995



    There were no significant changes with regard to the Company s operations during the quarter.

                         CENTRAL OHIO COAL COMPANY
                      STATEMENTS OF COST OF OPERATION
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                                                                  Three
                                                                                  Months
                                                  October   November  December    Ended
                                                    1995      1995      1995     12/31/95
                                                               (in thousands)
Direct Labor-UMW* . . . . . . . . . . . . . . . .  $   52   $    60    $   65    $   177
Indirect Labor-UMW* . . . . . . . . . . . . . . .     428       347       333      1,108
Benefits-UMW* . . . . . . . . . . . . . . . . . .     717       528       433      1,678
Salaries and Benefits-Nonunion. . . . . . . . . .     365       346       303      1,014
Operating Supplies. . . . . . . . . . . . . . . .     385       425       384      1,194
Repair Parts and Materials. . . . . . . . . . . .     208       317       590      1,115
Electricity and Other Utilities . . . . . . . . .     166       183       208        557
Outside Services-Maintenance, Haulage
  and Reclamation . . . . . . . . . . . . . . . .     213        46       121        380
Taxes Other Than Income Taxes** . . . . . . . . .     152        38        21        211
Rental of Equipment . . . . . . . . . . . . . . .     783       775       782      2,340
Depreciation, Depletion and Amortization. . . . .     368       326       368      1,062
Mining Cost Normalization***. . . . . . . . . . .     255    (1,744)   (1,564)    (3,053)
Reclamation Cost - Net. . . . . . . . . . . . . .    (637)      352      (509)      (794)
Other Production Costs. . . . . . . . . . . . . .     561       489       550      1,600

Subtotal. . . . . . . . . . . . . . . . . . . . .   4,016     2,488     2,085      8,589

Transfers of Production Costs (to)/from
  Coal Inventory. . . . . . . . . . . . . . . . .    (335)      140       129        (66)

          Total . . . . . . . . . . . . . . . . .  $3,681   $ 2,628    $2,214    $ 8,523


  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment. These costs are reflected in employee benefits.
*** Represents  the  deferral/accrual  required to  establish a  selling  price  based on forecasted  results  for  the  remainder of  the  year.  The amount  of  mining  cost normalization is  established on an "overall" company  basis (i.e., not itemized) and is eliminated by year-end.

                         CENTRAL OHIO COAL COMPANY
                   SCHEDULE OF CHANGES IN COAL INVENTORY
             BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995
                                                October     November     December
                                                  1995        1995         1995
                                                         (in thousands)
Coal Stockpile:*
Ending Inventory. . . . . . . . . . . . . . .     $503       $ 363         $ 234

Beginning Inventory . . . . . . . . . . . . .      168         503           363

Increase (Decrease) in Coal
  Stockpile Inventory . . . . . . . . . . . .     $335       $(140)        $(129)



 * The production level of coal has been greater than  the demand for coal at Muskingum
   River Plant, which has created a raw coal stockpile.

                    CENTRAL OHIO COAL COMPANY
             CONSTRUCTION EXPENDITURE BUDGET - 1996*

Description                                                      Budgeted
Amount
Mine Plant Blankets                                                    $ 60

Powerline Construction                                                  100

Total                                                                  $160
* This budget does not include any possible lease transactions.

                                                      Exhibit A
                                                      Page 1 of 3

                    CENTRAL OHIO COAL COMPANY

SUMMARY OF ALLOWED COST-OF-CAPITAL BILLING ADDER EFFECTIVE JANUARY 1, 1996

Recorded interest charges plus the sum of the following equity returns:

Layer #1: $7,350,000 (Investment Prior to 1-1-83) X 12.81%

Authorization: HCAR 22770 (SEC File No. 70-6447) dated 12-10-82.

Rate of Return: The 12.81% return is no more than the rate of return on common equity allowed by the Public Utilities Commission of Ohio (PUCO) in a retail rate proceeding involving Ohio Power Company (OPCo) and settled in 1995.

Future Revision: The rate of return is subject to revision on January 1 of each year based on the rate of return on common equity determined and allowed by the Federal Energy Regulatory Commission (FERC) in the most recent wholesale rate proceeding involving OPCo. In lieu of an applicable FERC order, the rate of return is subject to adjustment based on the rate of return on common equity allowed by the PUCO in the most recent retail rate proceeding involving OPCo.

                                                      Exhibit A
                                                      Page 2 of 3
                    CENTRAL OHIO COAL COMPANY

Layer #2: $6,430,933 (1-1-83 Preparation Plant Investment*) X 11.90%

    Authorization: HCAR 22770 (SEC File No. 70-6447) dated 12-10-82.

    Rate of Return: The 11.90% return is a weighted average cost to OPCo of preferred and common equity and was calculated as follows:
                      12-31-79
                   Capitalization       Factor                      Weighted
                       Ratio              100          Cost           Cost
Preferred             11.9%              27.2%          9.46%(a)     2.57%

Common                31.8               72.8           12.81%(b)    9.33

                      43.7%             100.0%                      11.90%

    (a) Cost to OPCo of its March 1978 issue of 1,600,000 shares of $25 par value, $ 2.27 series Cumulative Preferred Stock (the latest issue prior to the in-service date of the Muskingum Mine Preparation Plant addition in February 1980).

    (b) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.

    Future Revision: The common equity component (12.81%) of the above rate of return is subject to adjustment on January 1 of each year in accordance with the procedure described above re the Layer #1 investment.




* A part of the 1-1-83 transfer of coal mining assets from OPCo to COCCo.

                                                      Exhibit A
                                                      Page 3 of 3
                    CENTRAL OHIO COAL COMPANY

Layer #3: $6,187,654 (1-1-83 Investment in Other Assets*) X 11.26%

    Authorization: HCAR 22770 (SEC File No. 70-6447) dated 12-10-82.

    Rate of Return: The 11.26% return is a weighted average cost to OPCo of preferred and common equity and was calculated as follows:

                      12-31-79
                   Capitalization       Factor                      Weighted
                       Ratio              100          Cost           Cost
Preferred             11.9%              27.2%           7.09%(a)    1.93%

Common                31.8               72.8           12.81%(b)    9.33

                      43.7%             100.0%                      11.26%

    (a) Weighted average embedded cost of OPCo's preferred stock issues outstanding at 12-31-73.

    (b) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.

    Future Revision: The common equity component (12.81%) of the above rate of return is subject to adjustment on January 1 of each year in accordance with the procedure described above re the Layer #1 investment.


* A part of the 1-1-83 transfer of coal mining assets from OPCo to COCCo.